FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1                      FRN Variable Rate Fix dated 11 November 2003
No.  2                      Doc re.Pricing Supplement dated 11 November 2003
No.  3                      Doc re.Pricing Supplement dated 11 November 2003
No.  4                      FRN Variable Rate Fix dated 11 November 2003
No.  5                      FRN Variable Rate Fix dated 11 November 2003
No.  6                      Directorate Change dated 11 November 2003
No.  7                      FRN Variable Rate Fix dated 13 November 2003
No.  8                      FRN Variable Rate Fix dated 13 November 2003
No.  9                      FRN Variable Rate Fix dated 13 November 2003
No.  10                     FRN Variable Rate Fix dated 13 November 2003
No.  11                     Holding(s) in Company dated 14 November 2003
No.  12                     Director Shareholding dated 14 November 2003
No.  13                     Employee Share Option Scheme dated 14 November 2003
No.  14                     FRN Variable Rate Fix dated 14 November 2003
No.  15                     FRN Variable Rate Fix dated 14 November 2003
No.  16                     FRN Variable Rate Fix dated 14 November 2003


Document No.1



Northern Rock PLC

RE: NORTHERN ROCK PLC
GBP 3,840,000.00
MATURING: 10-Nov-2008
ISSUE DATE: 09-May-2003
ISIN: XS0168553328

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10-Nov-2003 to 10-Feb-2004 HAS BEEN FIXED AT 4.106250 PCT.

INTEREST PAYABLE VALUE 10-Feb-2004 WILL AMOUNT TO GBP 10.35 PER
GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.2

Pricing Supplement


Issuer:                         Northern Rock plc

Series Number                   289

Description:                    US$600,000,000

Currency/ Principal Amount:     US Dollars

Issue Price:                    99.844 per cent

Specified Denominations:        US$1,000, US$10,000, US$100,000

Issue Date:                     10 November 2003

Maturity Date:                  November 2008

ISIN:                           XSO179930036

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.3

Pricing Supplement


Issuer:                                   Northern Rock plc

Series Number                             290

Description:                              GBP20,000,000

Currency/ Principal Amount:               Pounds Sterling

Issue Price:                              100 per cent

Specified Denominations:                  GBP100,000

Issue Date:                               10 November 2003

Maturity Date:                            10 November 2005

ISIN:                                     XSO180138942

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-Nov-2005
    ISSUE DATE: 10-Nov-2003
    ISIN: XS0180138942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Nov-2003 TO 10-Feb-2004 HAS BEEN FIXED AT 4.041250 PCT

INTEREST PAYABLE VALUE 10-Feb-2004 WILL AMOUNT TO:
GBP 1,017.41 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.5

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 100,000,000.00
    MATURING: 13-Feb-2004
    ISSUE DATE: 13-Feb-2002
    ISIN: XS0143041340

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Nov-2003 TO 13-Feb-2004 HAS BEEN FIXED AT 1.260000 PCT

INTEREST PAYABLE VALUE 13-Feb-2004 WILL AMOUNT TO:
USD 32.20 PER USD 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.6

NORTHERN ROCK PLC

                               BOARD OF DIRECTORS

Northern Rock plc announces the appointment to the Board of Mr Nicholas Adam Hodnett Fenwick as a non-executive director. The appointment will take effect from 12 November 2003.

Adam is an executive director of Fenwick Limited.

There are no details to be disclosed as required by paragraph 16.4(a) and 6.F 2
(b) to (g) of the UKLA Listing Rules.

Document No.7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,500,000.00
    MATURING: 13-Feb-2009
    ISSUE DATE: 19-Aug-2003
    ISIN: XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Nov-2003 TO 13-Feb-2004 HAS BEEN FIXED AT 4.077500 PCT

INTEREST PAYABLE VALUE 13-Feb-2004 WILL AMOUNT TO:
GBP 1,027.75 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.8

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,000,000.00
    MATURING: 24-Jly-2007
    ISSUE DATE: 13-May-2002
    ISIN: XS0148017667

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Nov-2003 TO 13-Feb-2004 HAS BEEN FIXED AT 4.077500 PCT

INTEREST PAYABLE VALUE 13-Feb-2004 WILL AMOUNT TO:
GBP 102.64 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.9

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 13-Aug-2004
    ISSUE DATE: 13-Aug-1999
    ISIN: XS0100900165

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Nov-2003 TO 13-Feb-2004 HAS BEEN FIXED AT 4.047500 PCT

INTEREST PAYABLE VALUE 13-Feb-2004 WILL AMOUNT TO:
GBP 102.02 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.10

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 500,000,000.00
    MATURING: 16-May-2006
    ISSUE DATE: 16-May-2003
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2003 TO 16-Feb-2004 HAS BEEN FIXED AT 2.271000 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
EUR 5.74 PER EUR 1,000.00 DENOMINATION
EUR 57.41 PER EUR 10,000.00 DENOMINATION
EUR 574.06 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.11

                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 12 November 2003 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 10 November 2003, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 12,957,237 ordinary 25p shares of the Company. This holding represents 3.08% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 11,890,709 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 11,890,709 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No.12

NORTHERN ROCK PLC

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

 1. Name of Company:
    NORTHERN ROCK PLC

 2. Name of Director:
    DR M W RIDLEY

 3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    DIRECTOR NAMED ABOVE AND CHILD UNDER THE AGE OF 18

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    -

 5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    CHILD - MISS I L RIDLEY

 6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    PURCHASES FOR DIRECTOR AND CHILD

 7. Number of shares/amount of stock acquired:
    MISS I L RIDLEY (7,000 Shares) and DR M W RIDLEY (7,000 Shares)

 8. Percentage of issued class:
    0.003%

 9. Number of shares/amount of stock disposed:
    N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    GBP6.985

13. Date of transaction:
    13 NOVEMBER 2003

14. Date company informed:
    13 NOVEMBER 2003

15. Total holding following this notification:
    26,200

16. Total percentage holding of issued class following this notification:
    0.006%

17. Contact name for queries:
    JULIE SHIPLEY

18. Contact telephone number:
    0101 279 4139

19. Name of company official responsible for making notification:
    JULIE SHIPLEY

Document No.13

NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 14 November 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,442,225 Shares representing 1.53% of the Company's issued share capital.

Document No.14

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,100,000.00
    MATURING: 14-Feb-2007
    ISSUE DATE: 14-Feb-2002
    ISIN: XS0143113438

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Nov-2003 TO 16-Feb-2004 HAS BEEN FIXED AT 3.976880 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
GBP 10.24 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.15

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 5,400,000.00
    MATURING: 11-Aug-2006
    ISSUE DATE: 14-Aug-2000
    ISIN: XS0116378414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Nov-2003 TO 16-Feb-2004 HAS BEEN FIXED AT 4.056880 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
GBP 104.48 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.16

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 18,162,000.00
    MATURING: 14-Nov-2008
    ISSUE DATE: 14-May-2003
    ISIN: XS0168679347

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Nov-2003 TO 16-Feb-2004 HAS BEEN FIXED AT 4.106880 PCT

INTEREST PAYABLE VALUE 16-Feb-2004 WILL AMOUNT TO:
GBP 10.58 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881









                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  17 November, 2003        By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary